Exhibit 99.1

Press Release

For Immediate Release

October 6th 2014

Markit announces changes to its board of directors

London and New York, NY – Markit Ltd. (Nasdaq: MRKT), a leading global diversified provider of financial information services, today announced the appointment of Edwin Cass to its board of directors as a Class III director and the resignation from the Board of Zar Amrolia, a Class II director, each effective October 2nd 2014. Timothy Ryan agreed to become a Class II director of the Board in order for Mr. Cass to be appointed as a Class III director. The board of directors remains at 12 members. Mr. Cass was also appointed to the Audit and Risk Committee of the Board.

Mr. Cass was nominated to Markit’s board of directors by the Canada Pension Plan Investment Board (the “CPP Investment Board”), in consultation with Markit’s nominating and governance committee, pursuant to the CPP Investment Board’s right to nominate one Class III director to Markit’s board of directors. The board of directors has determined that Mr. Cass satisfies the independence requirement of Rule 10A-3 of the US Securities Exchange Act of 1934, and qualifies as independent and meets the financial literacy and sophistication requirements under the listing standards of Nasdaq.

Lance Uggla, chairman and chief executive officer of Markit, said: “We’re delighted that Ed has joined our Board. His strong investment, governance and leadership skills, developed over a 20-year career with buyside and sellside financial institutions, will be a tremendous asset to our Board and company. On behalf of our management and our shareholders, I would like to thank Zar for his contributions to Markit and our Board.”

Mr. Cass is the senior managing director and chief investment strategist for the CPP Investment Board, responsible for overall fund level investment strategy. He chairs its investment planning committee, which approves all new investment programmes and oversees all portfolio risks. Mr. Cass has been with the CPP Investment Board since 2008, heading the global capital markets group, global corporate securities group and global tactical asset allocation group within the public market investments department. Prior to joining the CPP Investment Board, Mr. Cass was a managing director and cochief investment officer for Fortress Investment Group’s Drawbridge Relative Value Fund where he was responsible for fixed income, currency, stock index and commodity trading strategies. Mr. Cass previously held senior positions at Deutsche Bank and Toronto-Dominion Securities Inc. He holds a Bachelor of Science (Honours) degree in Theoretical Physics from Queen’s University and a Bachelor of Laws from Osgoode Hall Law School.

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Markit Ltd.

Press Release

Media enquiries, please contact:	Investor enquiries, please contact:

Teresa Chick Markit Managing Director, Corporate Communications Telephone: +44 (0)20 7260 2094 Email: teresa.chick@markit.com	Matthew Kolby Markit Managing Director, Investor Relations Telephone: +1 646 679 3140 Email: ir@markit.com

Ed Canaday Markit Director, Corporate Communications Telephone: +1 646 679 3031 Email: ed.canaday@markit.com

Notes to Editors

About Markit

Markit is a leading global diversified provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 3,000 people in 10 countries. Markit shares are listed on Nasdaq under the symbol “MRKT.” For more information, please see www.markit.com.

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